UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of May 2018

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

In connection with the previous announcement made by Intec Pharma Ltd. (the “Company”) on its intention to voluntarily delist the Company’s ordinary shares (the “Shares”) from trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”), the Company hereby updates the following:

The Shares will be delisted from the TASE on August 15, 2018 (“Delisting Date”). The last trading date on TASE will be August 13, 2018. Until Delisting Date, the Company’s Shares will continue to be traded on the TASE.

Following the Delisting Date, the Shares will continue to trade on the Nasdaq Capital Market (“Nasdaq”) in the United States and all of Company’s Shares now traded on the TASE are expected to transfer to Nasdaq.

This report on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (Files No. 333-209700, No. 333-212801 and No. 333-222217).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Nir Sassi
Name: Nir Sassi
Title: Chief Financial Officer

Date: May 17, 2018

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